

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 18, 2007

Mr. Sean J. Austin
Chief Financial Officer
Westside Energy Corporation
3131 Turtle Creek Boulevard
Dallas, Texas  75219

> **Re:    Westside Energy Corporation**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 18, 2007**
> **File No. 1-32533**

Dear Mr. Austin:

We have reviewed your Form 10-KSB for the Fiscal Year Ended December 31, 2006 and have the following comments.  We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Our Company, page 2

1.      We note you include within your filing here and in the Management's Discussion
        and Analysis on page 21 a measure for PV(10).  Please be advised that this
        disclosure is considered a non-GAAP measure. As such, you must provide all
        disclosures required by Item 10(e) of Regulation S-K or remove this measure
        from your filing. The disclosures should include a reconciliation to the most
        direct comparable GAAP financial measure, which would be the standardized
        measure of discounted future net cash flows relating to proved oil and gas reserve
        quantities as set forth in paragraph 30 of SFAS 69.

Controls and Procedures, page 27

2.      Revise your disclosure of significant changes in internal control to address any
        changes in internal control over financial reporting that occurred in the fourth
        fiscal quarter of Fiscal Year 2006.  Refer to Regulation S-B Item 308(c).

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 -  Summary of Significant Accounting Policies, page F-7

3.      You have disclosed elsewhere in your filing that you conduct a substantial portion
        of your business activities through joint operating agreements.  Disclose your
        accounting policy for the consolidation of such joint ventures in your financial
        statements.

4.      Include a disclosure of your policy to assess impairment for both proved and
        unproved properties.  This should address how you determine when a property is
        impaired, how fair value is determined, and how often the tests are performed.

Note 9 – Impairment of Long-lived Assets, page F-15

5.      You disclose the impairment loss includes the expected expiration of unproved
        leases as of the end of each year.  Tell us how much of the impairment loss
        recoded in Fiscal Year 2006 was due to the expiration of leases in 2006 and those
        expected to expire in 2007.

6.      Tell us what consideration was given to the disclosure of reasonable possible
        impairment losses to be recognized in Fiscal Year 2007 due to the expected

expiration of unproved leases, as required by Statement of Position 94-06. We may have further comment.

Note 10 – Common Stock, page F-15

7.     We note the 2004 Consultant Compensation Plan and the 2005 Director Stock Plan disclosures.  Revise this footnote to disclose the pertinent details of these plans.

Exhibit 31.1

8.     We note that the certifications do not contain the exact wording as required by Regulation S-B Item 601(b)(31).  We note the following deficiencies:

- Paragraphs 2, 3 and 5 should refer to "report," not "annual report,"
- Paragraphs 3, 4 and 5 should refer to "small business issuer," not "registrant,"
- Paragraph 4.d should add the language "(the small business issuer's fourth fiscal quarter in the case of an annual report)" as appropriate,
- Paragraphs 4 and 5 should refer to "internal controls over financial reporting," not "internal controls,"
- Paragraph 5 should add the language "(or persons performing the equivalent functions)" as appropriate, and
- The word "certifications" should appear above the opening line of the certification signed by the Chief Financial Officer.

Please file an amendment to the Form 10-KSB that includes the entire periodic report and new corrected certifications.

Form 8-K/A filed May 31, 2006

9.     We note the pro forma adjustments made for the reported acquisition.  In future filings regarding acquisitions, include a pro forma adjustment to reflect the related change in depreciation and amortization expense due to the allocation of the purchase price to the net assets acquired.  Refer to Instruction 2 to Regulation S-X 11-02(b).

Form 10-QSB for the Fiscal Quarter Ended March 31, 2007

10.    We note that the identity of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying

Mr. Sean J. Austin
Westside Energy Corporation
June 18, 2007
Page 4

individual at the beginning of the certification should be revised so as not to include the individual's title.

Engineering Comments

Management's Discussion and Analysis, Page 21

Overview, page 21

11.     Here you state "Net proved reserves were 8.9 Bcfe as of March 1, 2007, with a PV-10 value of $16.9 million when calculated using NYMEX forward curve prices on February 28, 2007." Please remove this disclosure of unproved reserves. Refer to Instruction 5 for Item 102 of Regulation S-K.

Supplemental Oil and Gas Information (Unaudited), page F-18

Reserve Information, page F-19

12.     We note the significant changes to your proved reserves in 2006. Please amend your document to explain these line items. Refer to Financial Accounting Standard 69, paragraph 11.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.  You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments.  Please contact me at (202) 551-3684 with any other questions.

Sincerely,


April Sifford
Branch Chief